Exhibit 99.1

G Medical Innovations Announces that More than 200,000 LiveNow At-Home
COVID-19 PCR Tests are Now Available at 4,000+ Circle K Locations Nationally,
with 300,000 More to Ship in the Coming Weeks

PCR collection kit tests provide 24–48-hour certified lab results and retail for $9.99

LAGUNA, CA – February 16, 2022 – G Medical Innovations Holdings Ltd. (NASDAQ: GMVD) announced today that more than 200,000 of its LiveNow COVID-19 PCR collection kit tests are now available at more than 4,000 Circle K convenience stores nationally. Another 300,000 kits will ship to the retailer within the next few weeks.

The kits are expected to generate approximately $12 million in revenue, based on the expected return of at least 100,000 kit samples to the company’s testing lab. Circle K is one of the largest independent convenience store operators in the United States.

“As a result of our highly successful partnership with McDade Products for brand development and national retail distribution, millions more of the LiveNow PCR Collection Kits are in production. They will continue to ship to Circle K stores and will fulfill significant orders for kits from other national retailers to be announced soon” , said Dr. Yacov Geva, President and CEO of G Medical Innovations.

In response to a national shortage of COVID-19 test options, Pittsburgh-based McDade Products, LLC and G Medical Tests and Services, a division of G Medical Innovations, partnered in January to make several million COVID-19 PCR collection kit tests available for retailers. G Medical Innovations is a telehealth, medical device, and remote patient monitoring company providing clinical-grade solutions for consumers, medical professionals, and healthcare institutions. McDade Products is a division of McDade Group, a specialty sales, marketing, and distribution company serving the U.S. retail industry.

The LiveNow diagnostic PCR (polymerase chain reaction) test detects the presence or absence of SARS-CoV2, the virus that causes COVID-19. The PCR test type, which requires approved lab certification, has been widely recognized as more accurate because it is more sensitive than antigen tests.

Visit https://www.mcdadegrp.com/ to place orders for the LiveNow PCR Collection Kits.

About McDade Group

Founded in 1994, McDade Group is a growing and dynamic sales, marketing, and distribution services company headquartered in Pittsburgh, PA. The company has expanded to provide solutions in distribution, category management, full-service merchandising, and consulting across the U.S. retail industry. Many of the world’s leading CPG manufacturers rely on the ability of McDade Group to build strong industry relationships and deliver services, insights, and expertise for hundreds of their products. Visit: https://www.mcdadegrp.com/ or LinkedIn: https://www.linkedin.com/company/mcdade-group/.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial-stage healthcare company engaged in the development of next-generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device , a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Prolongation Syndrome Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses delivery of purchase orders, anticipated revenue, production of additional LiveNow PCR Collection Kits, that it will continue to ship to Circle K stores and will fulfill significant orders for kits from other national retailers to be announced soon. Because such statements deal with future events and are based on G Medical’s and McDade Products’ current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical and McDade Products could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, the registration statement on Form F-1 filed on February 14, 2022 (registration no. 333-262724) and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

Investor Relations CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com